[MILLER & MARTIN PLLC LETTERHEAD]

May 19, 2006

Via Federal Express

Mr. Jonathan E. Gottlieb

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C.  20549-4561

Re:

Cornerstone Ministries Investments, Inc. -
Registration Statement on Form SB-2 (File No. 333-131861)

Dear Mr. Gottlieb:

Enclosed please find four marked copies of the captioned issuer’s second pre-effective amendment to its Form SB-2.  I have also enclosed a clean version as I though it might be helpful to refer to in places where the marked version may not be easy to follow.  In addition to edits made in response to Mark Webb's May 1, 2006 letter, we have also updated the financial statements and the Management's Discussion and Analysis section to cover the quarter ended March 31, 2006.  We have also made a few other miscellaneous edits as we felt appropriate.

With respect to Mr. Webb’s May 1, 2006 letter, we have made the following revisions.  For your convenience, we have restated your comment with the answer following the comment.

General

1.

Please note that we are still considering the consequences of your selling without a qualified trustee.  Some of the offerings where you cite having a Form T-1 have incomplete Forms T-1 or, in one case, incorporate by reference a previously-filed Form T-1, which is permitted.

Answer:

The company acknowledges the staff’s position and is willing to cooperate with the staff in an effort to resolve these concerns in the most efficient manner possible.

2.

Please include a prominent Risk Factor concerning your sale of unregistered securities in the 2002 offering.  Please confirm that you have ceased such sales by no longer accepting additions to Access Certificates.

Answer:

We suspect that this comment stems from our response to comment 19 in our letter dated April 7, 2006 in which we stated that the total amount of debt securities sold by the company in 2002 was $47,025,164, noting that the company only registered $45,000,000 in debt securities in its Form SB-2 filed with the Commission on June 28, 2002 (File No. 333-91564).  In reviewing these figures more carefully, we believe that the earlier response was not the information that was sought.  The $47,025,164 figure was the total amount of all debt securities sold during 2002, not the amount sold pursuant to the Form SB-2 filed in June 2002.  Of this $47,025,164, $16,000,000 represented sales of debt securities registered by the company’s Form SB-2 filed December 14, 2001 (File No. 333-75152).  The remaining $31,025,164 represented sales from the June 2002 Form SB-2.  Sales of debt securities pursuant to the June 2002 Form SB-2 continued into 2003.  In total, the dollar amount of debt securities sold in this offering that started in June 2002 was $45,000,000.  Of this total, $39,622,908 were sales of five-year bonds, $3,879,751 were sales of graduated rate bonds, and $1,497,341 were sales of access certificates.  No additions to access certificates were accepted beyond this level.

We apologize for any confusion on this matter.  Given the explanation above, we do not believe that the requested risk factor is appropriate.

3.

Please review your prospectus to provide an updated description of Cornerstone Ministries.  Statements like “Our loans are generally in smaller amounts, and to groups in an earlier stage of development,” (page 1) than bank loans, for example, are confusing since your three larges borrowers have over 84% of your loans.  This is only an example.

Answer:

We have reviewed the prospectus and updated the description of the company’s business where appropriate.

4.

Since you are not an S-3 eligible company and are not issuing investment grade debt, it is not clear why you can register unallocated debt.  Please advise, or register specific amounts of the 5 year bonds and the graduated bonds.

Answer:

The company has decided to register only the five-year, fixed-rate bonds.  Therefore, no graduated rate bonds will be offered or sold in this offering.  The registration statement has been revised accordingly.

Cover Page

5.

As we requested in comment 7 of our letter to you dated March 15, 2006, please revise the title and the first paragraph of the cover page to comply with Item 501(a)(2) by disclosing

•

the maximum amount of 8.25 percent five year bonds that you are offering;

•

the maximum amount of graduated rate bonds that you are offering; and

•

the interest rates on the graduated bonds.

Answer:

As noted in the response to comment 4 above, the company has determined to offer only the five-year, fixed-rate bonds.  The revisions made to the cover page of the prospectus should render it in compliance with Item 501(a)(2) of Regulation S-B.

Prospectus Summary, page 1

6.

Please give the fees paid to Cornerstone Capital as a percentage of your revenue as well as the dollar amount.

Answer:

We have disclosed the percentage of 2005 revenues as well as the dollar amount of fees paid to Cornerstone Capital Advisors.

7.

Please indicate the Summary and in Description of Securities that you will notify each holder of a graduated bond 20 days before the anniversary of his purchase that he may redeem his bond on the anniversary.

Answer:

As noted above, the company has decided not to offer the graduated rate bonds.  Therefore, this disclosure is no longer applicable.

Risk Factors, page 3

8.

Please reorder your risk factors to place the most important first.  For example, the risks of rapid growth do not seem like the major risk of a company that is about 20% smaller than it was a year ago.

Answer:

We have generally reordered the risk factors to place what we consider the most important first.  As you will note, we consider the risks relating to the company’s concentration of revenues and potential conflicts of interest to be the most important risks.

Certain Transactions with our Affiliates, page 42

9.

We note your response to our comment 18 of our letter to you dated March 15, 2006.  Please supplement your statement that “neither Mr. Brooks nor Mr. Ottinger own any shares of Cornerstone Capital Advisors with a description of any compensation or any other interest that each receives from Cornerstone Capital Advisors and to the extent to which Cornerstone Capital Advisors is dependent on Cornerstone Ministries.

Answer:

We have supplemented this statement to add a description of the total compensation paid to Messrs. Brooks and Ottinger by Cornerstone Capital Advisors and the percentage of Cornerstone Capital Advisors revenue received from the company in 2005.

10.

Please give the dollar amount of any transaction for each year whose financial statements are in the filing between Cornerstone Ministries and any affiliate.  Please give the terms of the loans as well.

Answer:

The section entitled “Certain Transactions with our Affiliates” has been revised to add the requested disclosures.

Financial Statements

11.

Your prospectus summary indicates that you finance land and buildings for related parties.  Please revise your financial statements and footnotes in the Prospectus and in your 2005 Form 10-K to provide the disclosures about related party transactions required by Article 4-08(k) of Regulation S-X.  We assume that this would include line item disclosures on the face of

•

the balance sheets for real estate loans and real estate joint ventures and any other captions where amounts are due from or to related parties;

•

the statements of operations where revenues are earned from or expenses incurred with related parties; and

•

the statements of cash flows from operations, from/for investing, and from/for financing where those items involve flows with related parties.

Answer:

The financial statements and the footnotes have been revised to comply with Article 4-08(k) of Regulation S-X.  The company is in the process of completing its amendment to its Form 10-KSB and expects it to be filed within the next few days.

Exhibit 25

12.

Please advise the staff why you believe the trustee is independent of the obligor in light of the information disclosed in the Form T-1.

Answer:

The company and the trustee have reviewed the issue of whether the trustee is independent from the company under the Trust Indenture Act of 1939 (the “TIA”).  Both parties believe that this issue turns on whether or not the trustee and the company are affiliates within the meaning of the TIA.  Therefore, the parties have considered this issue in light of the definitions of “affiliate” and “control” under Rule 0-2 of the TIA.  Specifically, the parties have considered whether they are under common control.  As stated in the Form T-1, the parties believe that no common control exists.  They recognize, however, that the existence of control is open to reasonable doubt.  Therefore, as permitted by Rule 7a-26 of the TIA, the parties have disclaimed the existence of control.

In making their determination, the parties have focused their analysis on the roles of Sylvia Hoeflinger with both the trustee and the obligor.  As disclosed in the Form T-1, Ms. Hoeflinger’s spouse owns 100% of the voting securities of the trustee and she serves on its board.  For these reasons, the parties acknowledges that she is likely in a control position with respect to the trustee.  Her role with the obligor, however, is limited.  She is not a director or an officer of the obligor.  Ms. Hoeflinger is a non-executive employee of Cornerstone Capital Advisors.  As such, she performs certain functions for the obligor pursuant to its advisory agreement with Cornerstone Capital Advisors.  Her roles are limiting to ministerial activities such as maintaining investment records and related accounting functions.  Ms. Hoeflinger does not make any policy-making decisions for the obligor.  Furthermore, neither Ms. Hoeflinger nor her spouse own any common stock of the obligor.  The parties recognize that the existence of control, and therefore affiliate status, is a subjective one that depends on the unique facts and circumstances of a particular situation.  Given her limited roles with respect to the obligor, however, the parties have concluded that Ms. Hoeflinger does not possess a control relationship with the obligor.  Therefore, the parties have determined that the trustee and the obligor are independent of each other.  Again, since the existence of control could be subject to reasonable doubt, however, the trustee has decided to take advantage of the provisions of Rule 7a-26 of the TIA to set forth the facts and disclaim the existence of control.

The company recognizes the need for an independent trustee to represent the interests of the bond holders.  In the event that the indenture securities are ever in default, the trustee will carefully review the issue of whether it has a conflicting interest under Section 310(b) of the TIA.  If the trustee ascertains that it does have a conflicting interest at that time, and the default is not cured or duly waived, then the trustee will comply with Section 310(b) by either eliminating the conflicting interest or resigning as provided in that section.

13.

Please advise the staff whether the report of financial condition of the trustee represents audited information.

Answer:

The financial information of the trustee is not audited.  The trustee has advised the company that the State of Nevada Department of Business and Industry - Financial Institutions Division does not require audited financial information.  Please note that we have re-filed exhibit 25 to add the license number to the trustee’s certificate of authority.  This number has been updated since the filing of amendment no. 1.

Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form SB-2 or the responses contained in this letter.  Again, we look forward to working with you during the review process.

Sincerely,

/s/ Michael P. Marshall, Jr.

Michael P. Marshall, Jr.

Enclosures

cc:

John T. Ottinger